UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

SEC File Number: 000-53939
CUSIP Number:
NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K	☑ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: April 30, 2011

☐ Transition Report on Form 10-K ☐ Transition Report on Form 20-F ☐ Transition Report on Form 11-K ☐ Transition Report on Form 10-Q ☐ Transition Report on Form N-SAR For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Sino Oil & Gas Pipe Holdings Ltd.

Full Name of Registrant

Rich Mountain Enterprises Ltd.

Former Name if Applicable

No 1. Road, Yuci Industrial Park

Address of Principal Executive Office (Street and Number)

Jin Zhong City, Shanxi Province, 030600, People’s Republic of China

City, State and Zip Code

PART II – RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate.)

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☑	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why the Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof could not be filed within the prescribed time period.

(Attach extra Sheets if Needed.)

The Registrant needs additional time to complete its financial statements in order to ensure accurate reporting of its financial condition and results of operation in its Annual Report on Form 20-F for the fiscal year ended April 30, 2011. The Registrant represents that the Form 20-F will be filed within the period described under Rule 12b-25(b)(2)(ii).

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Xudong Liu	+86 (354)	3966-203
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

☑ Yes     ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☑ Yes     ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The following information is based on the Company’s preliminary estimates of its results of operations for the fiscal year ended April 30, 2011 and anticipated changes from the prior year.  The Company’s estimates are subject to change, and actual results may differ significantly from these estimates.

Revenues

Our revenues are derived from the design, development, manufacture, and commercialization of spiral submerged-arc welding (SSAW) pipe, electric resistance welding (ERW) pipe and gas equipment for the PRC and export markets. The following table sets forth a breakdown of our revenues by product, in the PRC and internationally, for the years ended April 30, 2011 and 2010, respectively:

	Years Ended April 30,
	2011			2010			Comparisons
	Amount	% of Total		Amount	% of Total		Increase/ (Decrease)	Increase/ (Decrease)
	$			$			$	%
Revenues:
PRC markets:
SSAW pipe	157,031,379	81.5%		114,321,038	77.9%		42,710,341	37%
ERW pipe	13,886,350	7.2%		2,008,230	1.4%		11,878,120	591%
Other	9,981,054	5.2	%(1)	9,279,189	6.3	%(2)	701,865	8%
Subtotal	180,898,783	93.9%		125,608,457	85.6%		55,290,326	44%
Export markets:
SSAW pipe	6,405,183	3.3%		8,534,738	5.8%		(2,129,555)	(25%)
ERW pipe	5,456,959	2.8%		12,692,088	8.6%		(7,235,129)	(57%)
Subtotal	11,862,142	6.1%		21,226,826	14.4%		(9,364,684)	(44%)

Total	192,760,925	100%		146,835,283	100%		45,925,642	31%

(1)	Includes sales of gas equipment (0.2%) and scrap (2.8%), revenues generated by processing services we provided to customers (2.5%), other revenues (0.1%), less sales tax (0.4%).

(2)	Includes sales of gas equipment (0.3%) and scrap (3.5%), revenues generated by processing services we provided to customers (2.7%), other revenues (0.2%), less sales tax (0.4%).

The increased sales volume was attributable to the following factors: (i) benefit from government policies that have supported substantial public spending on oil and gas pipeline infrastructure, (ii) we have an established corporate name and reputation that are widely recognized by customers in the steel pipe industry. The consistent good quality strengthened our reputation for SSAW pipes, and we also maintained favorable relationships with old customers. Therefore, more sales resulted during the year ended April 30, 2011 compared with the same period last year, and (iii) increased sales to PRC-based state-owned enterprises in need of high-end SSAW pipes with a larger diameter, which are used in the transmission of natural gas.

Cost of Goods Sold

Our cost of goods sold is primarily comprised of the cost of raw materials, such as hot-rolled steel strip, labor costs, and manufacturing overhead. Specifically, the cost of raw materials represented approximately 86% and 87% of our total costs of goods sold in fiscal years 2011 and 2010.

Our total cost of goods sold increased by 34%, or approximately $41.3 million, to approximately $164.4 million for the fiscal 2011 from approximately $123.1 million for the fiscal 2010.

For the year ended April 30, 2011, our cost of goods sold relating to the PRC markets increased by approximately $48.3 million, or 46%, to approximately $154.2 million, compared with approximately $105.9 million for the comparable period in 2010. The increase was attributable to the following: (i) along with the increase in sales volume, our cost of direct materials increased, (ii) the labor costs increased since more steel pipe was produced by employees to meet the demand for our products sold, and (iii) we started to purchase some raw materials through two trading companies instead of buying raw materials from manufacturing companies directly.   In this way, we negotiated higher purchase prices but we were granted longer payment terms with these suppliers which led to the increase in the cost of raw materials for the year ended April 30, 2011. The increase was mainly derived from the approximately $37.9 million or 39% increase of the cost of goods sold for SSAW pipe in the PRC markets.

Our cost of goods sold from export markets decreased by approximately $7.0 million, or 41%, to approximately $10.2 million for the fiscal 2011 from approximately $17.2 million for the fiscal 2010. This decrease was mainly because that we reduced the production and sales volume in overseas markets and focused on our domestic markets, as discussed above.

General and Administrative Expenses

The table below sets forth a breakdown of our general and administrative expenses for the years indicated:

	Years Ended April 30,
	2011			2010			Comparisons
	Amount	% of Total		Amount	% of Total		Increase/ (Decrease)	Increase/ (Decrease)
	$			$			$	%
Payroll	973,902	26%		822,462	27%		151,440	18%
Depreciation and amortization	534,032	14%		340,244	11%		193,788	57%
Financial consulting fees	482,217	13%		307,653	8%		174,564	57%
Retirement benefits	345,904	9%		90,055	2%		255,849	284%
Business entertainment	334,862	9%		205,772	10%		129,090	63%
Office expenses	221,877	6%		344,354	12%		(122,477)	(36%)
Other	830,582	23	%(1)	893,002	30	%(2)	(62,420)	(7%)
Total	3,723,376	100%		3,003,542	100%		719,834	24%

(1)	Includes travel (2%), legal consulting fees (2%), utilities & vehicles (6%), land usage and property taxes (4%), insurance fees (2%), labor union fees (1%) and other expenses (6%).

(2)
Includes travel (3%), legal consulting fees (2%), utilities & vehicles (6%), land usage and property taxes (6%), endowment insurance (5%), insurance fees (2%), labor union fees (1%) and other expenses (5%).

Our general and administrative expenses increased by 24%, or approximately $0.7 million, to approximately $3.7 million for the year ended April 30, 2011 from approximately $3.0 million for the year ended April 30, 2010, which increase was due to the following factors:

•	Payroll expenses increased by approximately $0.15 million, or 18%, compared with 2010, as a result of the increased average salary for administrative employees;

•	Depreciation and amortization increased by approximately $0.19 million, or 57% compared with 2010, due primarily to the increase in office equipment and motor vehicles

•
Financial consulting fees increased by approximately $0.17 million, or 57% compare with 2010, as a result of increased valuation fee and supervision fee of  fixed assets which is pledged as collateral to seek and obtain additional debt financing from bank, and

•	Retirement benefit expenses increased by approximately $0.26 million, or 284% compared with 2010, as a result of the increased basic salary and its base ratio for employees,

Interest Expense

Our financing costs consist of interest for short-term loans, product and other financing arrangement, bank acceptance notes and other borrowings and miscellaneous bank charges.

Interest expense increased by 43%, or approximately $4.1 million, to approximately $13.9 million for the year ended April 30, 2011 from approximately $9.8 million for the year ended April 30, 2010.

This increase was primarily due to increases in interest for short-term bank loans and discount interest for bank acceptance notes. The increased interest for bank loans resulted from increased average bank loans during the year ended April 30 2011, as well as increased average interest rates on our short-term bank loans. The People's Bank of China increased the benchmark of the interest rates for short-term loans from 6.5% for the fiscal year ended April 30, 2009 to 6.95% for the fiscal year ended April 30, 2011. Our lenders increased our interest rates accordingly. The increased discount interest was primarily due to the increasing discount bank acceptance notes to purchase raw materials and to repay the product and other financing arrangements, as well as the increased average discount interest rate in the fiscal 2011.

Other Income, Net

Other income of $1,905,154 for the year ended April 30, 2011, compared to other income of $36,313 for the year ended April 30, 2010. This resulted primarily i) from the government subsidies of $112,293; ii) income from a forfeited long-aged customer deposit of $1,079,919. The deposit was aged over three years and the customer refused to implement the contracts. The amount was forfeited in line with the contract terms, iii) compensation of $292,280 from a logistic Company who breached a contract during the fiscal 2011, and iv) compensation of $327,633 from a related party- Tianlong. Shanxi Guolian Spiral Tubulation Co., Ltd, a subsidiary of the Company, rented a factory plant from Tianlong. The compensation was paid to the Company by Tianlong for early termination of the rental contract before the end of the contract date.

Net Income

As a result of the foregoing, our net income increased by 24%, or $1,581,189, to $8,157,555 for the year ended April 30, 2010 from $6,576,366 for the year ended April 30, 2010, which was mainly attributable to the business expansion and increased sales in the PRC markets.

Sino Oil & Gas Pipe Holdings Ltd.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 1, 2011	By:	/s/ Xudong Liu
Name: Xudong Liu Title: Chairman

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).